Exhibit 21.1

Zapata Computing Holdings Inc.

List of Subsidiaries

Name of Subsidiary	Jurisdiction

Zapata Computing, Inc.	Delaware, United States of America

Zapata Government Services, Inc.	Delaware, United States of America

Zapata Computing Security Corporation	Massachusetts, United States of America

Zapata Computing Canada, Inc.	Canada

Zapata Computing U.K. Limited	United Kingdom

Zapata Japan, Inc.	Japan

Zapata Computing Spain, S.L.	Spain